

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

March 15, 2011

Mr. Peter J. Burlage
President and Chief Executive Officer
PMFG, Inc.
14651 North Dallas Parkway
Suite 500
Dallas, TX 75254

> **Re:** **PMFG, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2010**
> **Forms 10-Q for the Periods Ended October 2, 2010 and**
> **January 1, 2011**
> **Definitive Proxy Statement on Schedule 14A filed October 20, 2010**
> **File No. 1-34156**

Dear Mr. Burlage:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>FORM 10-K FOR THE FISCAL YEAR ENDED JUNE 30, 2010</u>

<u>Forward-Looking Statements, page ii</u>

1. We note the statement in the last sentence of the last paragraph that you "undertake no obligation to publicly update or revise any forward-looking statement." This statement does not appear to be consistent with your disclosure obligations. Please revise in future filings to clarify that you will update to the extent required by law.

Item 1. Business
Intellectual Property, page 12

2. Please revise in future filings to discuss the importance and duration of your
    intellectual property. In this regard, we note that the current disclosure is quite
    general and does not provide specificity regarding the importance of particular
    intellectual property rights or groups of intellectual property rights, and there is no
    disclosure regarding the duration. Refer to Item 101(c)(1)(iv) of Regulation S-K.
    Please show us in your supplemental response what the revised disclosure will look
    like.

Item 1A. Risk Factors
We may not be able to fund future redemptions of the Preferred Stock…, page 18

3. Please provide us, and disclose in future filings, an estimate of the aggregate
    redemption amount.

The conversion of our preferred stock…, page 19

4. Please tell us, and disclose in future filings, whether the initial conversion price is the
    current conversion price.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations
Results of Operations – Consolidated, page 37

5. We note from your cash flow statement on page 59 that your provision for warranty
    expense increased significantly during fiscal 2010 as compared to warranty expense
    in fiscal 2009 and 2008. We also note that this trend has continued through the first
    six months of fiscal 2011 with warranty provisions for the six months ended January
    1, 2011 amounting to $561,000 compared to warranty provisions of $321,000 for the
    six months ended December 31, 2009. Please tell us and show us how you will revise
    your future filings to explain the specific reasons for these increases, address how
    they impacted your operating results and discuss the extent to which you expect this
    is a trend that will continue in future periods.

Item 8. Financial Statements and Supplementary Data
Note A – Nature of Operations and Summary of Significant Accounting Policies, page 61

6. In future filings, please revise your accounting policy footnote for cash and cash
    equivalents to disclose the amounts by which the cash balances on deposit exceed
    FDIC limits as of each balance sheet date. Please refer to Section 2110.06 of the
    AICPA Technical Questions and Answers.

7. In future filings, please revise your accounting policy disclosure for start-up costs to disclose whether or not pre-contract costs related to all unsuccessful contract bids are written off in the period you are informed you did not get the specific contract. If not, please disclose why not, discuss when they are expensed and explain your basis for that alternative treatment. Please show us in your supplemental response what the revisions will look like.

Note L. Commitments and Contingencies, page 79

8. Please refer to SAB Topic 5:Y and revise your future filings to disclose the following regarding the environmental issues at your properties in Texas:
    *   The amount of any additional estimated loss or range of loss that is reasonably possible;
    *   The amount of additional remediation costs you expect to incur in future periods to continue remediation and monitoring activities; and
    *   The amount of reimbursement you are seeking from Nitram's former stockholders for remediation costs associated with these properties.

9. Regarding your claims against the Nitram selling stockholders, if it is reasonably likely that you may have any additional estimated loss in excess of amounts already accrued, please revise your future filings to disclose the amount of that loss or provide an indication of why such an estimate cannot be made.

Item 9A. Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 97

10. We note the description of disclosure controls and procedures included in your certifying officers' conclusion regarding effectiveness. This description appears to be based on the definition of disclosure controls and procedures set forth in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. As described, however, this description does not fully conform to the definition set forth in those rules. In this regard, we note that the description does not indicate whether your certifying officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Please confirm, if true, that the conclusion regarding effectiveness is based on the full definition of disclosure controls and procedures set forth in the applicable rules and revise accordingly in future filings. Alternatively, you may simply state in future filings that your certifying officers concluded on the applicable dates that your disclosure controls and procedures were effective.

11. We note your statement that "We note that the design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving the stated goals under all potential future conditions." We also note the disclosure under "Limitations on Controls" on page 98. Please tell us, and disclose in future filings, whether your disclosure controls and procedures are *designed to* provide reasonable assurance of achieving their objectives. In the alternative, revise in future filings to remove the reference to the level of assurance of your disclosure controls and procedures.

Management's Report on Internal Control over Financial Reporting, page 97

12. We note the statement that "Based on management's assessment under the framework in COSO, we concluded…" Please be advised that the conclusion regarding effectiveness is required to be provided by management. Please confirm whether management concluded that your internal control over financial reporting was effective and revise accordingly in future filings. Refer to Item 308(a)(3) of Regulation S-K.

Item 15. Exhibits and Financial Statement Schedules, page 101

13. We note that have not filed on EDGAR all of the schedules and exhibits to the document filed as exhibit 10.1 to the Form 10-K. Please file complete copies of this document, including all schedules and exhibits, with your next periodic report or with a current report on Form 8-K. Refer to Item 601(b)(10) of Regulation S-K.


**FORMS 10-Q FOR THE PERIODS ENDED OCTOBER 2, 2010
AND JANUARY 1, 2011**


General

14. Please address the above comments in your interim filings as well.

Item 4. Controls and Procedures

15. We note disclosure "Due to the inherent limitations…" Please confirm, if true, that your disclosure controls and procedures are *designed to* provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. Please also comply with this comment in future filings. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures in future filings.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A
FILED OCTOBER 20, 2010

Directors Compensation, page 13

16. We note the disclosure here and under "Compensation Program Review" on page 15 regarding the compensation consulting firm. Please tell us, and disclose in future filings, the name of the compensation consulting firm.

Compensation Discussion And Analysis
Comparison Against Survey Group, page 16

17. We note the disclosure in the first paragraph that each element of compensation is generally "near" the mid-range of the compensation paid by the companies in the Survey Group. We also note the disclosure in the second, third and fourth paragraphs regarding elements of compensation that were either "slightly below", "slightly above", or "lower than" this mid-range. This disclosure is too general. Please tell us, and disclose in future filings, the actual percentile of each element of compensation and total compensation for each named executive officer as compared to the compensation paid by the companies in the Survey Group.

Fiscal 2010 Compensation
Annual Incentive Awards, page 20

18. We note the disclosure in the last paragraph, in particular the disclosure that awards were reduced due to "non-financial performance reasons". This disclosure is too general and does not meaningfully explain the correlation between performance under the various measures and the payouts actually made to each named executive officer. This disclosure also does not explain how the compensation committee works with the percentile range with respect to the payout for each measure. Please revise in future filings to provide a materially complete description of the correlation between performance under the various measures and the payouts actually made to each named executive officer. Please understand that discussion of the various items of corporate and individual performance that were considered by the compensation committee must be accompanied by a complete qualitative and quantitative discussion of how the compensation committee determined each award. Using information for your most recently completed fiscal year, please show us in your supplemental response what your revised disclosure will look like.

Long-Term Incentive Compensation, page 22

19. Although you provide general disclosure relating to the procedure for determining the amount of securities granted, your disclosure does not meaningfully address the reasons why the actual amounts awarded for these forms of compensation were

appropriate under the circumstances. Please revise in future filings to provide a materially complete description of how the compensation committee determined the award percentages for each named executive officer. Using information for your most recently completed fiscal year, please show us in your supplemental response what your revised disclosure will look like.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or the undersigned at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney, at (202) 551-3345 or Andrew Schoeffler, Senior Attorney, at (202) 551-3748 with any other questions.

Sincerely,

John M. Hartz
Senior Assistant Chief Accountant